Exhibit 99.1

Hut 8 Mining Provides Production Update for July 2021; Craig-Hallum Initiates Coverage

TORONTO, Aug. 4, 2021 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers supporting open and decentralized systems since 2018, is pleased to provide the following corporate update.

Mining Production Highlights for July 2021:

300 Bitcoin mined, resulting in average production of 9.7 Bitcoin per day

100% of self-mined Bitcoin were deposited into custody as at July 31, consistent with Hut 8's ongoing commitment to holding Bitcoin in reserve

Total Bitcoin balance held in reserve: 4,123 as of July 31, 2021

Received and installed 920 net new machines, adding 73 PH/s to production rate

The sharp decline in global hash rate stemming from the ongoing prohibition on cryptocurrency mining in China, and the resultant downward Bitcoin network difficulty adjustments, has resulted in Hut 8 producing significantly higher quantities of Bitcoin at a lower cost per Bitcoin produced. The average production for Hut 8 increased by approximately 50%, from 6 – 6.5 Bitcoin per day in late June 2021, to approximately 9.5 – 10 Bitcoin per day in late July 2021.

Based on current mining conditions and installed hash rate, Hut 8 projects to mine approximately 910 Bitcoin in the third quarter of 2021, which would bring the Company's self-mined Bitcoin balance to approximately 4,733 as of September 30, 2021.

"Since our IPO in early 2018, Hut 8 has been a significant producer of Bitcoin in North America," commented Jaime Leverton, Chief Executive Officer of Hut 8. "With the recent ban on Bitcoin mining in China, Hut 8 has nearly doubled its market share and is currently producing approximately 10 Bitcoin per day. Reports suggest that the exodus of miners from China may take an extended period to resolve and global network hash rate could remain depressed well into 2022. With 109 MW of installed power in Alberta, and with a third site being stood up in the fourth quarter of 2021, Hut 8 is well positioned to take advantage of favorable Bitcoin mining economics expected to continue into 2022."

New Equity Research Coverage:

Craig–Hallum Capital Group LLC published their initiating equity research coverage on Hut 8 on August 3, 2021.

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on sustainability and ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, statements regarding Bitcoin network dynamics, geo-political impacts, the Company's trajectory to produce additional Bitcoin, the build-out of a third facility, the expected timing of equipment deliveries, and planned investments for the balance of 2021.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Hut 8 Mining Corp

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%SEDAR: 00033355E

For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:00e 04-AUG-21